Exhibit 23.4

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Horizon Pharma Public Limited Company (formerly Vidara Therapeutics International Public Limited Company) for the registration of its ordinary shares and to the incorporation by reference therein of our report dated June 25, 2014, with respect to the statements of revenues and direct expenses and related notes thereto of the Actimmune Product Line of InterMune, Inc., included in Amendment No. 2 to the Registration Statement on Form S-4 and related prospectus/proxy statement of Vidara Therapeutics International Public Limited Company, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

September 17, 2014